UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 377th MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 30th, 2019

1.         DATE, TIME AND PLACE: At 9:00 a.m., on May 30th, 2019 at Rua Gustavo Armbrust, 36, 10th floor, Nova Campinas, ZIP code 13025-106 in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1st and 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Shirong Lyu and Secretary – Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To take cognizance, in terms of Resolution N° 2019122-E, of the Shared Generation Business Model of CPFL Companies according to the following conditions:

(i) The constitution of Distributed Generation Consortiums (“Consortiums”) pursuant the Company’s By-laws requirements;

(ii) A subsidiary of CPFL Energia Group as leader in the Consortiums;

(iii) The participation or not of other CPFL Energia´s subsidiary as member in the Consortiums;

(iv) The Consortiums will rent an energy plant, and will hire services for the operation and maintenance of the plant;

(v) Others participants of the Consortiums shall be legal entities and captive customer (“DG Clients”);

(vi) DG Clients will be charged monthly in accordance with its percentage of participation in the respective Consortiums, and will be able to compensate DG credits as per REN 482/12 ANEEL; and

(vii) The acceptance of new DG Clients in the Consortiums shall be in accordance with the parameters of credit risks as established by Holding’s Finance Department.

(iii) To approve, in terms of Resolution N° 2019139-C, the constitution of a consortium, according to the Shared Generation Business Model (approved by the abovementiones Resolution nº 2019122-E of the Board of Executive Officers), according to the following conditions:

(i) The consortium will be ruled by the constitution contract, with the exclusive and unique purpose, to develop and to operate power assets for distributed generation in the Shared Generation modality, being the head office located at the same address of CPFL Energia;

(ii) The consortium will be, initially, composed by CPFL Planalto Ltda. (“CPFL Planalto”) and CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) both subsidiaries of CPFL Energia;

(iii) CPFL Planalto will act as the manager (leader) of the consortium and will be responsible to manage all inclusions and exclusions, besides other responsibilities established according to the consortium constitution contract;

(iv) CPFL Serviços will be a participant in the consortium;

(v) Other participants of the Consortium, that are not subsidiaries of CPFL Energia, shall be legal entities and captive customers of Distributed Generation (“DG Clients”);

(vi) The acceptance of new DG Clients in the Consortium shall be in accordance with the parameters of credit risks as established by the Financial Department of CPFL Energia;

(vii) DG Clients will be charged monthly in accordance to its percentage of participation in the consortium and will be able to compensate DG credits according to REN 482/12 ANEEL;

The Department of Regulatory Affairs and Competitive Intelligence (MR) will be responsible for this Consortium along shared generation pilot project term.

(iv) To approve, in terms of Resolution N. 2019138-C, the specific governance model for Distributed Generation Consortium, according to the following conditions:

(i) to pre-approve the participation (inclusion and exclusion) of CPFL Energia’s subsidiaries as members of the Consortium, subject to specific approval by CPFL Energia's Board of Executive Officers;

(ii) Specific authorization for the Board of Executive Officers of CPFL Planalto, as the leader of the consortium, to proceed with all acts, registers and other procedures necessary to complete such entries and exits;

(iii) Presentation to the Board of Directors of CPFL Energia of a report of the current participants of the consortium, every six months.

(v) To recommend, in terms of Resolution N. 2019142-B, the favorable vote to its representatives in the Extraordinary Shareholders’ Meeting of CPFL Comercialização Brasil S.A. ("CPFL Brasil”) to:

A.

Approve the long term strategy involving the sale and purchase of long term energy, according to conditions of volume, price, term, concentration, operational limits among others as described in Resolution No. 2019142-B;

B.	The directional energy exposure between sale and acquisition, considering specifically this strategy, as described in Resolution No. 2019142-B;
C.	Each contract (sell or buy), before signature, shall be approved by CPFL’s internal Trading Committee;
D.

The approval of this strategy is limited to an execution period from the approval date up to December 31st, 2019. In case of continuity of this strategy after this date a new approval shall be required at Board of Directors level.

.

E.         Consider the eventual remaining balance if the energy purchase operation of resolution RD 2018052-B approved in the 350th Board of Directors Meeting of August 09, 2018 as zeroed after the approval of this resolution.

(vi) To approve, in terms of Resolution N. 2019142-B, abovementioned, the authorization for CPFL Energia to provide a corporate guarantee to CPFL Brasil as described in Resolution No. 2019142-B.

(vii) To approve, in terms of Resolution N. 2019156-C, the Project of restructuring of NECT Serviços Administrativos Ltda. (“NECT”) and to recommend the favorable vote to their representatives  in the relevant deliberative bodies of their controlled companies, in substitution of the Board of Executive Officers Resolution n. 2019134-C, for deliberation and possible approval of the project, as applicable:

(A) Approval of the split project of NECT, registered under CNPJ No. 08.971.542 /0001-13, in two phases, namely,

(A.i) the incorporation of three (3) new companies; and

(A.ii) partial spin-off of the NECT with merge of assets in the incorporated companies, to be approved by the Board of Directors of CPFL Energia, whenever the necessary premises for its realization are accomplished. Under the terms of the aforementioned project, NECT Serviços Administrativos Ltda. will be maintained to carry out the Infrastructure activity, with the purpose of providing technical, administrative, commercial and other support services for business activities, especially related to the general services routines and administrative infrastructure through the establishment and operation of a shared services center, which CNAE will be 82.11-3-00 - Combined office services and administrative support, with Human Resources, Financial and Supplies & Logistics activities, currently developed by that company, will be segregated into 3 (three) new blocks of activities, to be carried out by a total of 3 (three) different companies.

(B) Approval and recommendation of favorable vote for CPFL Comercialização Brasil S.A. ("CPFL Brasil") for the incorporation of 3 (three) new business entities, as described below:

(B.i) For the activity of providing Human Resources services, NECT Serviços Administrativos de Recursos Humanos Ltda. will be created, with the purpose of providing technical, administrative, commercial and other support services for business activities, especially related to human resources management routines through the implementation and operation of a shared services center, which CNAE will be 82.11-3-00 - Combined office and administrative support services, headquartered in the city of Indaiatuba, in the State of São Paulo, at the same address as NECT Serviços Administrativos Ltda., currently in business.

(B.ii) For the activity of providing financial services, the company NECT Serviços Administrativos Financeiros Ltda. will be created, with the purpose of providing technical, administrative, commercial and other support services to business activities, especially related to fiscal, accounting and finance routines, through the implementation and operation of a shared services center, which CNAE will be 82.11-3-00 - Combined office and administrative support services, headquartered in the city of Indaiatuba, in the State of São Paulo, at the same address as NECT Serviços Administrativos Ltda., Currently in business.

(B.iii) For the provision of Supply and Logistics services, the company NECT Serviços Administrativos de Suprimentos e Logística Ltda. will be created, with the purpose of providing technical, administrative, commercial and other support services for business activities, especially related to the supply and logistics routines through the implementation and operation of a shared services center, whose CNAE will be 82.11-3-00 - Combined office and administrative support services, with headquarters in the city of Indaiatuba, in the State of São Paulo, at the same address as NECT Serviços Administrativos Ltda., currently in business.

All said companies will be incorporated in the form of a business limited liability company, according to the draft Article of Association approved by the Board of Executive Officers and duly filed at the Company’s headquartes, and shall be constituted according to the following premises:
(i) The initial capital stock will be in the amount of R$ 1,000.00 (one thousand reais) for each company, divided into 1000 (one thousand) quotas, in the nominal value of R$ 1.00 (one real) each, to be paid-up by the quotaholders in local currency as a part of the equity spin-off by September 1st, 2019, in the following proportion: (a) The quota holder CPFL Energia, a corporation, registered in the CNPJ under No. 02.429.144/0001-93, with its registered office at Rua Jorge de Figueiredo Correa, 1632 - Jardim Professora Tarcilia - CEP: 13087-397, in the City of Campinas, State of São Paulo, holds 999 (nine hundred and ninety-nine) quotas, in a total of R$ 999.00 (nine hundred and ninety-nine reais); and (b) The quotaholder CPFL Brasil, a corporation, registered in the CNPJ under No. 04.973.790 / 0001-42, with its headquarters at the Rodovia Miguel Noel Nascentes Burnier, 1755 - Km 2,5 – Parque São Quirino - CEP 13088-140, in the City of Campinas, State of São Paulo, holds 1 (one) quota, in a total of R$ 1.00 (one real). (ii) The companies will be managed by a Board of Executive Officers composed of up to three (3) members, under the name of Executive Officers, among which there will be a Superintendent Officer, a Financial Officer and an Administrative Officer, whose positions will be filled, respectively, by the Mr. Antonio Carlos Dias Camargo, Brazilian, married, business administrator, bearer of identity card RG 13.079.306 and registered with CPF under No. 049.439.978-30, Mr. Yuehui Pan, Chinese, married, accountant, bearer of identity card V739928-Q and enrolled with the CPF under no. 061.539.517-16, and a third member to be duly appointed, in accordance with the governance provided for the matter in the CPFL Group.

(C) Prior approval of the contracting of an external audit to prepare the appraisal report that will support the future spin-off process, described in the 2nd phase of the Project (A.ii), and the specific terms of such contracting shall be submitted exclusively to the CPFL Energia’s Board of Executive Officers.

The following items were presented: (a) Presentation of BAESA and ENERCAN energy purchase in 2019 to cover GSF, with neutral effects to CPFL Geração; (b) Annual Presentation of the Sustainability Platform; (c) Business Development Follow Up; (d) Monthly Results (April/2019); (e) Monthly Health and Safety Report; and (f) Pipeline.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Shirong Lyu (Chairman), Mr. Bo Wen, Mr. Li Hong, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, May 30th, 2019.

Valter Matta

(Secretary)

Shirong Lyu

(Chairman)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 6, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.